For Immediate Release

      NEWS RELEASE

TSX: PFN   OTCBB: PAWEF

Toll Free 1.800.667.1870

www.pfncapital.com

Frankfurt: P7J

Pacific North West Capital and Stillwater Mining Complete Exploration Program – Goodnews Bay Platinum Project, Alaska

November 21, 2008, Vancouver, BC – Pacific North West Capital Corp. (‘PFN’) (TSX: PFN;  OTCBB: PAWEF;  Frankfurt: P7J, announces the termination of the exploration agreement with Stillwater Mining Company (‘Stillwater’) (NYSE:SWC) and Calista Corporation on the Goodnews Bay Platinum property.  The Goodnews Bay property is located on the southwest coast of Alaska, approximately 550 air miles south-southwest of Anchorage, Alaska.

On April 12th 2006, PFN announced that it had signed an option to acquire up to 100% interest in a long-term exploration and mining lease from Calista Corporation, which encompassed an area of 82 square miles in the Goodnews Bay area.  Previous placer operations in the streams draining the project area produced approximately 650,000 troy ounces of platinum.  PFN began an exploration program on the Goodnews Bay property with the goal of identifying the lode source of the placer deposits.

In a second agreement dated February 26, 2007, Pacific North West Capital Corp. and Calista Corporation had entered into an option/joint venture agreement with Stillwater Mining Company, granting them the right to acquire up to 60% of its interest in the property.

The exploration programs conducted on the Goodnews Bay project culminated with the completion of a seven-hole, 1706 meter drill program completed over the summer field season of 2008. The drill program targeted platinum mineralization at the Last Chance showing, and at the Susie West soil geochemical anomaly. No significant platinum-palladium mineralization was identified during the program.

Based on the 2008 exploration results, Stillwater Mining Company and Pacific North West Capital Corp. have decided to terminate the exploration joint venture and have given proper notice to Calista Corporation.

Pacific North West Capital Corp. would like to thank both Calista Corporation and Stillwater Mining Company for their participation in the exploration of Goodnews Bay and look forward to potential business relationships with both parties in the future.

About Pacific North West Capital Corp.

Pacific North West Capital Corp. (TSX.PFN OTCBB.PAWEF Frankfurt.P7J.F) is a mineral exploration company focused on Platinum Group Metals (PGMs) and Base Metals. Management’s corporate philosophy is to be a Project Generator, Explorer and Project Operator with the objective of option/joint venturing projects with major mining companies through to production. To that end, Pacific North West Capital’s current option/joint ventures agreements are with Anglo Platinum, Xstrata Nickel, Benton Resources, First Nickel and SOQUEM.

Pacific North West Capital Corp. has approximately $8.3 million in working capital and securities.

The Qualified Person for this release is Curt Freeman, M.Sc. P.Geo.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

On behalf of the Board of Directors

Further Information: Toll Free 1.800.667.1870, Fax 604.685.8045, Email: ir@pfncapital.com, or visit www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

Harry Barr

President and CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	November 21, 2008